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                                                                   EXHIBIT 99.15

Vitafort International

December 3, 1996

Karyne Bozarjian
100 Elm Street                                   TEL: (617) 639-8407
Marblehead, Ma.                                  FAX: (617) 639-8258

Re:     Billing and Retainer Payments in Kind

Dear Karyne:

       This is to confirm that you have agreed to accept up to 10,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for pre-approved and budgeted business expenses (primarily travel & entertainment) incurred on behalf of Vitafort in accordance with Vitafort new reimbursement practices. The terms under which the securities are to be accepted as follows:

1) Vitafort will issue, at the earliest practical time, sufficient shares (as near to December 10, 1996 as possible) to fully cover outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Karyne Bozarjian shall have the option to dispose of the shares in the open market, in an orderly manner, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Karyne Bozarjian may choose, at her sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, his firm will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Karyne Bozarjian, via Vitafort Employee Expense Reports, will continue to bill for approved services and related fees in accordance with Vitafort approved practices, in the ordinary course of business.

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       These expense reports will clearly include both the credits earned via stock issuance, and support for the method of valuation (net proceeds stock transaction receipt or comparable document) on a monthly basis, in the ordinary course of business.

       If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation bylaws and SEC regulations.

Sincerely,                                    Agreed and Accepted:

/s/ Theo Bradford                 /s/ Karyne Bozarjian /12-3-96/ ###-##-####
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                                    Karyne Bozarjian  / Date  /  Taxpayer ID